FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 18, 2006 announcing that Comsat International has purchased two SkyEdge satellite hubs operating in a redundant geographic mode and nearly 5,000 VSAT terminals to provide broadband connectivity services for Caixa Econômica Federal in Brazil.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: July 18, 2006

Comsat International selects Gilat SkyEdge hubs and nearly 5,000 broadband VSATs to serve Brazilian National Lottery

Contract reinforces Gilat’s position as a trusted networking provider to lottery industry leaders worldwide

Petah Tikva, Israel, July 18, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that Comsat International has purchased two SkyEdge satellite hubs operating in a redundant geographic mode and nearly 5,000 VSAT terminals to provide broadband connectivity services for Caixa Econômica Federal in Brazil. Comsat is Brazil’s second-largest satellite service provider and Caixa is one of Brazil’s largest public banks and is the institution responsible for managing the country’s federal lottery.

Comsat is providing a hybrid IP network that is comprised mainly of VSATs, with some terrestrial-based connectivity. The network, which is now in the process of being deployed, will link Caixa’s sites for both lottery transactions and general banking, including bill paying services. Once installed, this will be one of Brazil’s largest VSAT networks.

“A geographical redundant SkyEdge hub together with Gilat’s advanced VSAT technology ensures high availability, which is critical to Caixa’s needs. At the same time, SkyEdge is able to provide high performance at rates competitive with DSL, providing a cost effective solution for transactional sites. In addition, SkyEdge is the only VSAT solution, we are aware of, that complies with our complex networking and security requirements without the need for an external router. This factor was an important advantage that enabled us to achieve the competitiveness required to win this project,” said Brian Brooks, Comsat’s Vice President of Commercial Operations.

Brooks added, “Gilat’s strong local support team, and its experience supporting very large lottery programs also contributed to our decision to select them for this project.”

Russell Ribeiro, General Manager of Gilat do Brasil Ltda., said, “Comsat’s deployment of our technology and services on such a large scale is indicative of their trust in our organization. This contract further establishes our position as a leading provider of satellite networks to the global lottery industry.”

About Comsat International

Comsat International, Inc. provides local, national and pan-regional network services and solutions for more than 1,600 enterprise, government and service-provider customers over modern, integrated terrestrial and satellite network facilities in all key Latin American markets.  It owns domestic networks in Argentina, Brazil, Colombia, Mexico, Peru, Venezuela, the Dominican Republic, throughout Central America and Turkey and has two gateways interconnect points in the USA.  It also provides services via terrestrial and satellite links to Bolivia, Chile, Ecuador and Uruguay.  In addition, it operates over 2,000 square meters of data center and teleport collocation space throughout the region.  Comsat International, Inc. is headquartered in McLean, Virginia USA.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com